Filed Pursuant to Rule 433
Registration No. 333-194227
August 20, 2014

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated August 20, 2014)

Issuer:	Alabama Power Company
Security:	Series 2014A 4.150% Senior Notes due August 15, 2044
Expected Ratings:*	A1(Stable)/A (Negative)/A+ (Stable) (Moody’s/Standard & Poor’s/Fitch)
Size:	$400,000,000
Trade Date:	August 20, 2014
Expected Settlement Date:	August 26, 2014 (T+4)
Maturity Date:	August 15, 2044
Interest Payment Dates:	February 15 and August 15 of each year, beginning February 15, 2015
Coupon:	4.150%
Initial Public Offering Price:	99.204%
Benchmark Treasury:	3.375% due May 15, 2044
Benchmark Treasury Yield:	3.217%
Spread to Benchmark Treasury:	+ 98 basis points
Re-Offer Yield:	4.197%
Make-Whole Call:	Prior to February 15, 2044 at T+15 basis points
Par Call:	On or after February 15, 2044 at 100%
Denominations:	$1,000 and any integral multiple thereof
Format:	SEC Registered
CUSIP/ISIN:	010392FL7/US010392FL70
Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC SunTrust Robinson Humphrey, Inc. Wells Fargo Securities, LLC
Co-Managers:	BBVA Securities Inc. BNP Paribas Securities Corp. BNY Mellon Capital Markets, LLC Mizuho Securities USA Inc. Regions Securities LLC Sterne, Agee & Leach, Inc. U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Alabama Power Company collect at 1-205-257-2714, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, Morgan Stanley & Co. LLC toll free at 1-866-718-1649, SunTrust Robinson Humphrey, Inc. toll free at 1-800-685-4786 or Wells Fargo Securities, LLC toll free at 1-800-326-5897.